HIPAA Authorization

For Release of Health-Related Information

To Minnesota Life Insurance Company

Minnesota Life Insurance Company

LIfe New Business  •  400 Robert Street North  •  St. Paul, Minnesota 55101-2098

This authorization complies with the HIPAA Privacy Rule.

Proposed insured/patient name	Date of birth

I authorize any health plan, physician, health care professional, hospital, clinic, laboratory, pharmacy, medical facility, pharmacy benefit manager, or other health care provider that has provided payment, treatment or services to me or on my behalf within the past 10 years (“My Providers”) to disclose my entire medical record and any other protected health information concerning me to Minnesota Life Insurance Company (Minnesota Life) and its agents, employees, and representatives. This includes information on the diagnosis or treatment of Human Immunodeficiency Virus (HIV) infection and sexually transmitted diseases. This also includes information on the diagnosis and treatment of mental illness and the use of alcohol, drugs, and tobacco, but excludes psychotherapy notes.

By my signature below, I acknowledge that any agreements I have made to restrict my protected health information do not apply to this Authorization and I instruct any physician, health care professional, hospital, clinic, medical facility, or other health care provider to release and disclose my entire medical record without restriction.

This protected health information is to be disclosed under this Authorization so that Minnesota Life may: 1) underwrite my application for coverage, make eligibility, risk rating, policy issuance and enrollment determinations; 2) obtain reinsurance; 3) administer claims and determine or fulfill responsibility for coverage and provision of benefits; 4) administer coverage; and 5) conduct other legally permissible activities that relate to any coverage I have or have applied for with Minnesota Life.

This Authorization shall remain in force for 24 months following the date of my signature below. A copy of this Authorization is as valid as the original. I understand I am entitled to receive a copy of this Authorization. I understand that I have the right to revoke this Authorization in writing, at any time, by sending a written request for revocation to Minnesota Life at 400 Robert Street North, St. Paul, Minnesota 55101-2098. I understand that a revocation is not effective to the extent that any action has been taken in reliance on this Authorization or to the extent that Minnesota Life has a legal right to contest a claim under an insurance policy or to contest the policy itself. I understand that any information that is disclosed pursuant to this Authorization may be redisclosed and no longer covered by federal rules governing privacy and confidentiality of health information.

I understand that My Providers may not refuse to provide treatment or payment for health care services if I refuse to sign this Authorization. I understand that if I refuse to sign this Authorization to release my complete medical record, Minnesota Life may not be able to process my application, or if coverage has been issued may not be able to make any benefit payments. I acknowledge that I have received a copy of this Authorization.

Signature of proposed insured/patient or personal representative X	Date
Description of personal representative’s authority or relationship to patient

F59016  Rev 8-2011